PRESS RELEASE

Banro Provides Update on Previous Incident at its Namoya Mine Site

Toronto, Canada – May 25, 2017 – Banro Corporation (the “Company” or “Banro”) (NYSE MKT - "BAA"; TSX - "BAA") provides an update on the incident at its Namoya mine site reported in the Company’s May 18, 2017 press release.

Mining day shift operations resumed at Namoya on Monday, May 22. Spraying of the heap leach facilities continued to extract gold. Following the precautionary measures taken last week, foreign nationals and non-essential local staff who left site on a temporary basis are expected to start returning to site tomorrow. It will take several days for all staff to arrive back on site, and a few days thereafter for full production operations to be achieved.

Banro would like to thank its local staff for their dedication and commitment in maintaining the Namoya operations during the last week. The Company would also like to thank all the service providers including the national security agencies who maintained their services at Namoya during the same period.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.